Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Brink’s Home Security Holdings, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-154967) on Form S-8 of our reports dated February 24, 2010, with respect to the consolidated balance sheets of Brink’s Home Security Holdings, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Brink’s Home Security Holdings, Inc.

/s/ KPMG LLP

Dallas, Texas

February 24, 2010